Exhibit 10.12

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is made as of this 27th day of January, 2015 by and between Specialists On Call, Inc., (“SOC” or the “Company”), a Delaware corporation with offices located at 1768 Business Center Drive, Suite 100, Reston, Virginia 20190, and Hai V. Tran, (“Employee”), a current resident of [****].

RECITALS

WHEREAS, Employee is willing to be employed by the Company and the Company is willing to employ him on the terms, covenants, and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the employment of Employee by SOC, the compensation paid to Employee, and the mutual promises contained herein, the Company and Employee agree as follows:

AGREEMENT

1.	DUTIES. Employee will be employed in the position of Chief Financial Officer commencing on March 30, 2015 (the “Effective Date”), and will have such duties responsibilities as are typically entrusted to the chief financial officer of a corporation. Employee agrees to faithfully and diligently perform his assigned duties. Employee will at all times report to, and his activities will at all times be subject to the direction and control of, the Chief Executive Officer of the Company. Employee will use his best efforts on behalf of the Company and will abide by all lawful policies and decisions made by the Company, as well as all applicable federal, state and local laws, regulations and ordinances. Employee will act in the best interests of the Company at all times. Employee will devote his best attention, skill, energy and efforts to the performance of such duties, and will reasonably cooperate with the Company in the advancement of the best interests of the Company.

2.	PLACE OF EMPLOYMENT. Employee will perform his services under this Agreement primarily at the Company’s headquarters (presently in Reston, Virginia, with future headquarters to be mutually agreed upon by the parties hereto).

3.	COMPENSATION & BENEFITS.

a.	Base Salary. SOC shall pay Employee an annual salary of $350,000 (the “Base Salary”), less applicable payroll deductions and tax withholdings, payable on the Company’s normal payroll schedule. Employee is eligible to receive increases in Base Salary from time to time based on his performance as determined by, and in the sole discretion of, the Board of Directors of the Company (the “Board”) or the compensation committee of the Board (the “Compensation Committee”).

b.	Annual Target Cash Incentive Bonus. Employee will be eligible to earn, on an annual basis, a cash incentive award with a target amount of 50% of his Base Salary, based on achievement of pre-set performance objectives, which may include recognized revenue, annual EBITDA and operational criteria (each, a “Bonus”). Each calendar year of this Agreement, the Board or the Compensation Committee shall promulgate new parameters for Employee to meet in order to be eligible for the Bonus, and the Board reserves discretion to pay amounts over the target Bonus for superior performance.

c.	Stock Option Award. Promptly following the Effective Date, Employee shall receive an option to purchase shares of the Company’s common stock, under the terms of the Company’s 2014 Equity Incentive Plan (the “Plan”) in accordance with the grant agreement attached hereto as Exhibit A (the “Option Agreement”).

d.	Health and Welfare Benefits. Employee will be eligible to participate, on the same general basis and subject to the same rules and regulations as other executive employees of the Company, in the Company’s standard benefit plans as such benefits or plans may be established, amended or terminated from time to time.

e.	Paid Time Off. Employee shall be entitled to enjoy up to four (4) weeks of paid time off in any calendar year of employment, which may be used for both vacation and sick time. Paid time off for vacation will be taken by Employee at such times and intervals as will be agreed to by the Company and Employee in good faith.

f.	Expense Reimbursement. Employee is authorized to incur ordinary and necessary business expenses in the course of his duties. Any reimbursements will be paid to Employee in accordance with the Company’s prevailing policy and practice relating to reimbursement as established or amended from time to time. Employee must provide substantiation and documentation of these expenses to the reasonable satisfaction of the Controller of the Company and consistent with those required of other executive officers of the Company, to receive reimbursement. Solely for clarity of compliance with Section 409A of the Internal Revenue Code (the “Code”), if any reimbursements payable to Employee are subject to the provisions of Section 409A of the Code, any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and the right to reimbursement will not be subject to liquidation or exchange for another benefit.

4.	DEFINITIONS.

a.	“Cause” means (1) Employee’s conviction of, or plea of guilty or no contest to, (x) a felony, or (y) any other criminal act that results in, or could reasonably be expected to result in, material harm to the business or reputation of any member of the Company Group; (2) the commission by Employee of a willful and harmful act of fraud, embezzlement, or misappropriation; (3) Employee’s gross negligence or gross insubordination (which will be defined as willful and unreasonable refusal of Employee to follow the directives of the Board or the Chief Executive Officer of the Company) in the course of performing his duties hereunder; or (4) Employee’s material breach of any written agreement between Employee and any member of the Company Group, including this Agreement and the Confidentiality Agreement (as defined below) and failure to cure such breach (to the extent the Company reasonably determines that such actions or omissions are curable) within thirty (30) days of receipt of written notice by Company of such breach. If, within ninety (90) days subsequent to Employee’s termination for any reason other than by the Company for Cause, the Company determines that Employee’s employment could have been terminated for Cause pursuant to clause (2) above, Employee’s employment will be deemed to have been terminated for Cause for all purposes, and Employee will be required to disgorge to the Company all amounts received pursuant to this Agreement or otherwise on account of such termination that would not have been payable to Employee had such termination been by the Company for Cause.

b.	“Disability” means a physical or mental disability for a continuous period of not less than six (6) months in which Employee is unable to perform his duties under this Agreement.

c.	“Good Reason” means, without Employee’s written consent, (1) a material adverse reduction in Employee’s duties, responsibilities or authority; (2) a material reduction in Base Salary (which the parties agree is a reduction of at least ten percent (10%)); (3) the requirement that Employee’s primary work location is moved to a location that increases Employee’s one-way commute by more than one hundred (100) miles; or (4) a material breach of this Agreement, the Plan or the Option Agreement by the Company or any successor.

To terminate employment for Good Reason, Employee must (i) provide written notice to the full Board within sixty (60) days after the first occurrence of the event giving rise to the utilized Good Reason setting forth the basis for resignation, (ii) allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and (iii) if such event is not reasonably cured within such period, Employee must resign from all positions he then holds with the Company, effective not later than ninety (90) days after the expiration of the cure period. Notwithstanding the foregoing, during Employee’s employment with the Company (the “Term”), in the event that the Company reasonably believes that Employee may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Employee from performing Employee’s duties hereunder for up to sixty (60) days, and in no event shall any such suspension constitute an event pursuant to which Employee may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter the Company’s obligations under this Agreement during such period of suspension.

d.	An “Involuntary Termination” is a Separation from Service caused by either (1) a termination by the Company (or any successor entity) without Cause and other than due to death or Disability or (2) a resignation for Good Reason.

e.	“Separation from Service” is a “separation from service” (as defined under Treasury Regulations Section 1.409A-1(h) and without regard to any alternative definition thereunder.

5.	SOLE EMPLOYMENT. Employee agrees to be solely employed by SOC during the Term and that Employee will not serve as an employee of any type, of any other Company without the expressed written consent of the Board.

6.	AT WILL EMPLOYMENT. Employee and Company acknowledge and agree that Employee’s employment with the Company is on an “at-will” basis, and in conjunction with the terms of Section 9 below, that either Employee or the Company may terminate Employee’s employment at any time and for any reason, with or without Cause. In the event of resignation, Employee agrees to give the Company at least two (2) weeks’ advance written notice.

7.	CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION. In consideration for the Company entering into this Agreement, Employee agrees that he will execute the Nondisclosure, Non-solicitation, Confidentiality and Developments Agreement (the “Confidentiality Agreement”), attached hereto as Exhibit B. The parties hereto acknowledge and agree that this Agreement and the Confidentiality Agreement shall be considered separate contracts, and the Confidentiality Agreement will survive the termination of this Agreement for any reason.

8.	EMPLOYEE REPRESENTATIONS. Employee represents and warrants to the Company that —

a.	Employee is entering into this Agreement voluntarily and that Employee’s employment hereunder and compliance with the terms and conditions hereof will not conflict with or result in the breach by Employee of any agreement to which Employee is a party or by which Employee may be bound;

b.	Employee has not violated, and in connection with Employee’s employment with the Company will not violate, any non-solicitation, non-competition, or other similar covenant or agreement of a prior employer by which Employee is or may be bound; and

c.	in connection with Employee’s employment with the Company, Employee will not use any confidential or proprietary information Employee may have obtained in connection with employment with any prior employer.

9.	TERMINATION. On any termination of Employee’s employment, the Company will pay Employee for all accrued but unpaid Base Salary, the Company will pay outstanding expense reimbursement requests in accordance with the Company’s expense reimbursement policy and the Company will comply with its obligations under any 401(k) retirement plan, health or life or disability insurance plan (collectively, the “Vested Rights”). Except as otherwise set forth in this Section 9, and except for the Vested Rights, Employee will have no rights to any compensatory payments or benefits of any kind from the Company or any successor thereto after the date on which his employment with Company terminates (the “Termination Date”). Upon any termination of Employee’s employment for any reason, except as may otherwise be requested by the Company in writing and agreed upon in writing by Employee, Employee shall immediately resign from any and all directorships, committee memberships, and any other positions Employee holds with the Company or any other member of the Company Group.

a.	Termination for Cause or Resignation that is Not for Good Reason. If the Company terminates Employee’s employment for Cause, or if Employee resigns other than for circumstances that constitute Good Reason, Employee will have no right to any future payments or benefits under this Agreement or otherwise (other than the Vested Rights) and the Company will have no obligation to make any such other future payments or provide any such future benefits for periods from and after the Termination Date.

b.	Termination for Death or Disability. Employee’s employment will terminate immediately on his death. If Employee’s employment is terminated due to Employee’s death or Disability, then Employee shall (subject to clause (d) below) receive a cash lump-sum payment in an amount equal to the Bonus (if any) Employee would have earned in respect of the fiscal year in which the termination occurs (as determined by the Company in its sole discretion), based on the level at which the applicable performance objectives for such fiscal year are in fact attained, had Employee continued in the Company’s employ through the date such Bonus would have become due and payable, pro-rated based on number of days served in that Bonus year, which amount shall be paid at the same time that annual bonuses are paid to other senior executives of the Company. Except as set forth in the immediately preceding sentence, if the Company or Employee decides to terminate Employee’s employment due to Disability, then, to the extent consistent with Federal and state law, Employee will have no right to any future payments or benefits under this Agreement or otherwise (other than the Vested Rights) and the Company will have no obligation to make any such other future payments or provide any such future benefits for periods from and after the Termination Date. A termination due to death or Disability is not an Involuntary Termination for purposes of this Agreement.

c.	Involuntary Termination. If at any time the Employee suffers an Involuntary Termination, then subject to Employee’s obligations below, Employee shall (subject to clause (d) below) receive the following (collectively, the “Severance Benefits”):

i.	continued payment of Base Salary at the rate in effect on the effective date of Separation from Service, ignoring any decrease in Base Salary that forms the basis for Good Reason, for the twelve (12) month period following such Separation from Service, with such payment made on the sixtieth (60th) day following Separation from Service; and

ii.	a cash lump-sum payment in an amount equal to the Bonus (if any) Employee would have earned in respect of the fiscal year in which the termination occurs (as determined by the Company in its sole discretion), based on the level at which the applicable performance objectives for such fiscal year are in fact attained, had Employee continued in the Company’s employ through the date such Bonus would have become due and payable, pro-rated based on number of days served in that Bonus year, which amount shall be paid at the same time that annual bonuses are paid to other senior executives of the Company.

d.	Severance Obligations. Notwithstanding any provision herein to the contrary, the payment of any amount or provision of any benefit pursuant to this Section 9 (other than the Vested Rights) shall be conditioned upon the following: (1) Employee delivering to the Company an effective, irrevocable general release of claims in favor of the Company and any successor thereto, in substantially the form attached to this Agreement as Exhibit C (the “Release”) within sixty (60) days following Employee’s Separation from Service; (2) Employee’s continued compliance with the Confidentiality Agreement (including the one-year post-termination non-competition and non-solicit clauses contained therein); and (3) compliance with all other post-termination obligations contained in this Agreement and the Confidentiality Agreement.

e.	Effect of Termination. Upon the termination of this Agreement, for any reason, or upon the termination or end of Employee’s employment hereunder, for any reason, Employee shall: (i) immediately discontinue the use of any and all trade names, trademarks, trade secrets, copyrights, copyrighted materials, other intellectual property of the Company, and (ii) return all such materials.

f.	Additional Payment Terms. Except as may be otherwise expressly provided to the contrary in this Agreement or by law, nothing in this Agreement will be construed as requiring Employee to be treated as employed by the Company following the Termination Date for purposes of any employee benefit plan or arrangement in which Employee may participate at such time. Upon any termination hereunder, any and all sums that Employee owes to the Company will be repaid before any post-termination payments are made to Employee pursuant to this Agreement.

10.	RETURN OF PROPERTY. Upon termination of this Agreement, Employee shall deliver to the Company all property which is SOC’s property or in any way related to SOC’s business (including but not limited to keys, records, notes, data, memoranda, models, and equipment) that is in Employee’s possession or under Employee’s control.

11.	KEY MAN INSURANCE. At any time during the Term, the Company shall have the right to insure the life of Employee for the sole benefit of the Company, in such amounts, and with such terms, as it may determine. All premiums payable thereon shall be the obligation of the Company. Employee shall have no interest in any such policy, but agrees to cooperate with the Company in procuring such insurance by submitting to physical examinations, supplying all information required by the insurance company, and executing all necessary documents, provided that no financial obligation is imposed on Employee by any such documents.

12.	TAXES. The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law. Employee acknowledges and represents that the Company has not provided any tax advice to Employee in connection with this Agreement and that Employee has been advised by the Company to seek tax advice from Employee’s own tax advisors regarding this Agreement and payments that may be made to Employee pursuant to this Agreement, including specifically, the application of the provisions of Section 409A of the Code to such payments.

13.	SET OFF; MITIGATION. The Company’s obligation to pay Employee the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim, or recoupment of amounts owed by Employee to the Company or its affiliates; provided, however, that, to the extent any amount so subject to set-off, counterclaim, or recoupment is payable in installments hereunder, such set-off, counterclaim, or recoupment shall not modify the applicable payment date of any installment, and to the extent an obligation cannot be satisfied by reduction of a single installment payment, any portion not satisfied shall remain an outstanding obligation of Employee and shall be applied to the next installment only at such time the installment is otherwise payable pursuant to the specified payment schedule. Employee shall not be required to mitigate the amount of any payment or benefit provided pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment or benefit provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

14.	WAIVER AND MODIFICATIONS. This Agreement may be modified, and the rights, remedies and obligations contained in any provision hereof may be waived, only in accordance with this Section 14. No waiver by either party of any breach by the other or any provision hereof will be deemed to be a waiver of any later or other breach thereof or as a waiver of any other provision of this Agreement. This Agreement may not be waived, changed, discharged or terminated orally or by any course of dealing between the parties, but only by an instrument in writing issued and signed by either of Employee or by the Board, the party against whom any waiver, change, discharge or termination is sought. No modification or waiver by the Company will be effective without the written consent of the Board at the time of such modification or waiver.

15.	ASSIGNMENT. Employee acknowledges that the services to be rendered by him hereunder are unique and personal in nature. Accordingly, Employee may not assign any of his rights or delegate any of his duties or obligations under this Agreement. The rights and obligations of the Company under this Agreement may be assigned by the Company to an affiliate or an entity which shall succeed to or acquire substantially all of the business conducted by Company. Subject to the foregoing, this Agreement will inure to the benefit of, and will be binding upon, the successors and assigns of the Company.

16.	ENTIRE AGREEMENT. This Agreement, including all exhibits hereto, constitutes the entire understanding of the parties and supersedes and cancels any and all previous agreements, representations or understandings, written or oral, made prior to the date hereof between Employee and the Company relating to the subject matter hereof and any other documents earlier presented to Employee.

17.	SEVERABILITY. If any covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction, (a) the remaining terms and provisions hereof shall be unimpaired, and (b) the invalid or unenforceable term or provision hereof shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision hereof.

18.	COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

19.	NOTICES. All notices and other communications hereunder will be in writing and will be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee:	At the most recent address for Employee as reflected in the payroll records of the Company

If to the Company:	Specialists On Call, Inc. 1768 Business Center Drive, Suite 100 Reston, Virginia 20190

or to such other address as either party will have furnished to the other in writing in accordance herewith, Notice and communications will be effective when actually received by the addressee.

20.	SECTION 409A COMPLIANCE. It is intended that all of the benefits and payments under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A of the Code, and incorporates by reference all required definitions and payment terms. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), the right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding the foregoing, to the extent that the Agreement or any payment or benefit under this Agreement or the plans referenced herein shall be deemed not to comply with Section 409A of the Code, then neither Company nor its respective designees or agents shall be liable to Employee or any other person for any actions, decisions or determinations made in good faith.

21.	GOVERNING LAW. This Agreement, the employment relationship contemplated herein and any claim arising from such relationship, whether or not arising under this Agreement, will be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, without giving effect to the principles of choice of law or conflicts of laws of such state and this Agreement will be deemed to be performable in the Commonwealth of Virginia. Any claims or legal actions by one party against the other arising out of the relationship between the parties contemplated herein (whether or not arising under this Agreement) may only be commenced and maintained in the state or federal court located in the Commonwealth of Virginia, and Employee hereby submits to the jurisdiction and venue of any such court.

22.	SECTIONS HEADINGS. This descriptive section headings herein have been inserted for convenience only and will not be deemed to define, limit, or otherwise affect the construction of any provision hereof.

23.	CONFIDENTIALITY OF THIS AGREEMENT. Employee will not disclose the terms of this Agreement to any person or entity, except that Employee may disclose such information (i) that is required by subpoena or court order, (ii) to an attorney or tax or financial adviser to the extent necessary to obtain professional advice, or (iii) to the extent necessary to enforce this Agreement. In addition, Employee may disclose such information to members of Employee’s immediate family.

24.	COMPLIANCE WITH OTHER COMPANY DOCUMENTS. In the event of any conflict between any term of this Agreement, including all exhibits attached hereto, and any such Company contract, policy, procedure, guideline or other publication, the terms of this Agreement and exhibits attached hereto will control.

25.	LEGAL REPRESENTATION. The parties understand that this is a legally binding Agreement and acknowledge and agree that they have had a reasonable opportunity to consult with legal counsel of their choice prior to execution.

26.	COUNTERPARTS/FACSIMILE AND/OR ELECTRONICALLY TRANSMITTED SIGNATURES. This Agreement may be executed in one or more counterparts, all of which taken together will constitute one instrument. A facsimile copy and/or electronically transmitted copy of a signature on this Agreement will be acceptable as and deemed to be an original signature.

27.	SURVIVAL OF CERTAIN PROVISIONS. Provisions of this Agreement will survive any termination of employment if specifically provided herein or if required to accomplish the purposes of such provision.

(SIGNATURE PAGE TO FOLLOW)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written as an instrument under seal.

EMPLOYER

Specialists On Call, Inc.

By:	/s/ Hammad Shah	Date: January 27, 2015
Hammad M. Shah
Chief Executive Officer

EMPLOYEE

Hai V. Tran

	/s/ Hai Tran	Date: March 6, 2015
Signature